                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource Health Corporation Commission File Number: 0-20485



Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

AmeriSource
Delivering Healthcare Solutions

                          Banc of America Securities
                             Healthcare Conference
                                   Las Vegas

                      Kurt J. Hilzinger, President & COO
                           George L. James, III, CFO

                                March 28, 2001

AmeriSource
                 Comment Regarding Forward Looking Statements

Certain information contained in this presentation includes forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act) that reflect the Company's current views with respect to future events and financial performance. Certain factors such as competitive pressures, success of restructuring or systems initiatives, market interest rates, regulatory changes, continued industry consolidation, changes in customer mix, changes in pharmaceutical manufacturers' pricing and distribution policies, changes in U.S. government policies, customer insolvencies, the loss of one or more key customer or supplier relationships and other matters contained in the Company's 10-K for fiscal year 2000 and other public documents could cause actual results to differ materially from those in the forward-looking statements. The Company assumes no obligation to update the matters discussed in this presentation.

AmeriSource
Delivering Heathcare Solutions


                          Pharmaceutical Distribution
                            $13 Billion in Revenue
                                 ROCC Over 25%

                       AmeriSource-Bergen: A New Company

o  $35 billion in pro forma revenues

o  Combined market value of more than $5 billion

o  Non-dilutive before synergies under new purchase accounting

o  Expected annual synergies inexcess of $125 million by end of third year

o  Experienced management team

o  Beneficial to customers

AmeriSource

                              Strategic Rationale

o  Strategic Fit

o  Significant Synergies

o  Enhanced Customer Service

o  Reduced Healthcare Costs

o  Shareholder Value

AmeriSource

                     Major Pharmaceutical Distributors (a)

($ in billions)

           (A bar chart appears depicting the following information)

AmeriSource-Bergen    $35

McKesson HBOC         $31

Cardinal (Bindley)    $30

Bergen Brunswig       $22

AmeriSource           $13

 (a) FY2000 sales based on company filings. Public pharmaceutical distributors with sales greater than $1 billion and excludes chains and other distributors.

AmeriSource


                                Merger Benefits

o  Makes two solid companies better

o  Business we both know--low integration risk

o  Compatible, customer-focused cultures

o  Opportunity to expand offerings to customers

o  Annual operating synergies in excess of $125 million by end of third year

o  Continue to take costs out of healthcare system

AmeriSource


                          Long Term Financial Targets

Revenue    15%+

EBIT       15%+

ROCC       20%+

Earnings   20%+

AmeriSource



                               Focused Strategy

o  Pharmaceutical Distribution
   -Customer focus

o  Value-added Solutions
   -Customer solutions
   -Supplier solutions

o  Continuous Productivity Improvement

AmeriSource


                             Pharmaceutical Growth

13.8% Five Yr. CAGR in Sales Dollars

$57 Billion in Global R&D

50+ Age Group Growing

More Rx Used in Treatment

AmeriSource


                             Medicare Drug Benefit

o  Incremental Volume
   -  AAS well-positioned for distribution
   -  Low Incremental Cost for New Volume

o  Substantial Generic Rx Component

o  Approval & Implementation TBD

AmeriSource


                            Generic Rx Opportunity

o  Generics Price Avg. 50%-60% of Branded 1st Yr

o  Pricing/Conversion Impacts
   -  Number of Manufacturers
   -  New, Enhanced Branded Products
   -  Difficulty in Making or in Therapeutic Substitution
   -  Raw Materials Access

o  Generic Introductions in 2001-2002 Expected to Provide Higher
   Profit

AmeriSource


                        Differentiated Customer Service

o  Empowered Local Management
   -  Distribution Center GM Makes Decisions

o  Focus Customer Service at DC Level
   -  Sales, Accounts Receivable
   -  Invoicing, Customer Service

o  Continuous Improvement

AmeriSource

                        Differentiated Customer Service

o  Survey by Analyst
   o  Ranked AmeriSource #1 pharmaceutical distributor

o  Novation Survey
   o  Ranked AmeriSource #1 in customer service for 3rd year

o  Premier Survey
   o Ranked AmeriSource #1 among national pharmaceutical distributors

AmeriSource

                                Revenue Growth


$450 Million Major New Accounts

$500 Million New Novation Business

Added Penetration West, SE, NE

Veterans Administration Continues to Grow

AmeriSource

                         Value Added Solutions Growth

                     Delivering Healthcare Solutions (TM)

                Manufacturer        AmeriSource        Provider

o  Co-marketing and  market share programs      o  American Health Packaging

o  Contract compliance and monitoring           o  Pharmacy Healthcare Solutions

o  Repackaging to economic dispensing           o  Family Pharmacy
   quantities
                                                o  AmeriSource Select

AmeriSource

                            Technology Initiatives


o  iECHO
   -  Launching Version #2

o  www.familypharmacy.com

o  Telepharmacy Solutions

o  New Health Exchange

o  Autonomics-Central Processing

AmeriSource
Delivering Healthcare Solutions (TM)



                                   Financial
                                    Review

AmeriSource


                               Operating Revenue
($ in billions)
          (A bar chart appears depicting the following information)

                                  CAGR= 18.9%

                          FY 1995               $ 4.9
                          FY 1996               $ 5.8
                          FY 1997               $ 8.2
                          FY 1998               $ 9.4
                          FY 1999               $ 9.8
                          FY 2000               $11.6

AmeriSource


                               Operating Revenue

($ in billions)
           (A bar chart appears depicting the following information)

                                      +17%

                               1 Qtr 00    $2.8
                               1 Qtr 01    $3.3

AmeriSource

                           Total Operating Expense*

(% to operating revenues)

           (A bar chart appears depicting the following information)

                                   '96  3.69%
                                   '97  3.27%
                                   '98  3.16%
                                   '99  3.07%
                                   '00  2.75%
                                Q1 '01  2.53%


                                          * excluding special charges

AmeriSource


                           Productivity Improvements

                             Completed Initiatives


o  Centralized IT to one platform

o  Centralized procurement

o  New HR/payroll system

o  Centralized accounting and contracts

AmeriSource


                           Productivity Improvements

                                New Initiatives

o  New warehouse management system
   -  Over 30+ bps over 3-4 yrs

o  Enhance distribution network
   -  New Atlanta distribution center

o  Improved financial systems

o  Continuing cost control

AmeriSource

                       Return on Committed Capital (ROCC)


           (A bar chart appears depicting the following information)

                                   '97  24.5%
                                   '98  24.2%
                                   '99  24.6%
                                   '00  25.2%
                                Q1 '01  25.9%


                     Return on Committed Capital=    EBITA
                                                     -----
                                                  + Accounts Receivable
                                                  + Inventory
                                                  + Net Property & Equipment
                                                  - Accounts Payable

AmeriSource

                            1Q Financial Performance

                           (% in millions except EPS)

           (A bar chart appears depicting the following information)


                         Net Income                EPS
                          +21%                    +17%

                   1Q'00    $21.6              1Q'00    $.42

                   1Q'01    $26.2              1Q'01    $.49

AmeriSource


                           Earnings Per Share Growth

                          (A bar chart appears here)

AmeriSource

                           Improved Capital Structure


($ in billions)

           (A bar chart appears depicting the following information)

                                18.9% Sales CAGR

                          FY 1996    109%      $ 5.8
                          FY 1997     97%      $ 8.2
                          FY 1998     88%      $ 9.4
                          FY 1999     77%      $ 9.8
                          FY 2000     59%      $11.6

                                   Debt/Total  Operating Revenue
                                  Capital (a)


(a) not lease adjusted

AmeriSource


                             Investment Opportunity


Strong Revenue & Earnings Growth

Customer Focus

Capital Discipline

Productivity Improvement

AmeriSource
Delivering Healthcare Solutions (TM)


                           Banc of America Securities
                             Healthcare Conference
                                   Las Vegas



                      Kurt J. Hilzinger, President & COO
                           George L. James, III, CFO

                                March 28, 2001